
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Anvil Development – Leesville, LLC

Legal status of Issuer:

      Form:

      Limited Liability Corporation

      Jurisdiction of Incorporation/Organization:

      Louisiana

      Date of Organization:

      January 20, 2023

Physical Address of Issuer:

143 Ridgeway Suite 330 Lafayette, LA 70503

Website of Issuer:

www.anvildevelopment.net

Is there a Co-Issuer? ___ *Yes* __x__*No*

Name of Intermediary through which the Offering will be Conducted:

Vesterr

CIK Number of Intermediary:

0001850113

SEC File Number of Intermediary:

007-00341

CRD Number of Intermediary:

319017

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$575 onboarding fee, and transaction based compensation of 5% of the amount raised through portal.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Other

Target Number of Securities to be Offered:

143

Price (or Method for Determining Price):

$25,000

Target Offering Amount:

2,700,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

Pro-rata basis

Maximum offering amount (if different from Target Offering Amount):

$3,583,908

Deadline to reach the Target Offering Amount:

April 30th, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable	0	0
Current Liabilities	0	0
Long-Term Liabilities	0	0
Revenues/Sales	0	0
Cost of Goods Sold**	0	0
Taxes Paid	0	0
Net Income/(Net Loss)	0	0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A – Offering Statement

Exhibit B – Subscription Agreement

Exhibit C – Building Budget

Exhibit D – Financial Information

Exhibit E – Tentative Capital Commitment

Exhibit A

Anvil Development – Leesville, LLC

Offering Statement



Up to $3,583,908 of Limited Partnership Equity Interest

Minimum Investment Amount: $25,000

Anvil Development – Leesville, LLC ("Anvil Development – Leesville, LLC" "the company," "we," or "us"), is offering up to $3,583,908 worth of Limited Partnership Equity Interest. The minimum target amount under this Regulation CF offering is $25,000 (the "minimum investment amount"). The company must reach its Target Amount of $2,700,000 by April 30th, 2023. Unless the company raises at least the Target Amount of $2,700,000 under the Regulation CF offering by April 30th, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Once the minimum amount is raised, at the direction of the manager funds will be used to facilitate the conventional mortgage loan to finance the cost of full development conservatively placed at $10,239,738.

The Company does not anticipate incurring additional obligations for personnel, office, etc. until such time it either raises additional equity or debt or generates revenues to support such expenditures.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward looking statements. Investors are cautioned not to place undue reliance on these forward looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Special Notice to Foreign Investors

If you live outside of the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United State in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required legal or other formalities. The company reserves the right to deny the purchase of the securities by any foreign investor.

Notice Regarding the Escrow Agent

North Capital Private Securities Corporation a third-party escrow agent ("Escrow Holder") will hold all funds raised for each Campaign until disbursement of funds by the Issuer or termination of the Campaign and offering. By using third-party escrow services, the Site is bound by its Terms of Use and Privacy Policy. The Escrow Holder is North Capital LLC (www.northcapital.com), or such other escrow agent as is from time to time designated by Vesterr.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aurahealth.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities

Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the

"Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Vesterr has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Anvil Development – Leesville, LLC is a hotel development company. Anvil Development – Leesville, LLC was originally incorporated on January 20, 2023, in Louisiana.

The Company is located at 143 Ridgeway Suite 330 Lafayette, Louisiana 70503

The Company's website is https://www.anvildevelopment.net

The Company is qualified to conduct business in Louisiana

KEY PERSONS OF THE COMPANY

    Christopher Sharplin Member/Manager

- IHG franchisee since 1997
- Commercial/Residential Licensed Contractor
- 20+ yrs Hotel Operator Experience
- Multi Brand Ownership Experience including Best Western, Days Inn, Holiday Inn Express, Holiday Inn, and Choice Hotels
- 18+ yrs of Residential Development Experience including Historical Preservation

R. J. Fonseca Manager

- Louisiana Licensed Attorney

- 15+ yrs Development Experience Residential/Commercial

- Owner Residential Regional Title Company since 2001

- Tulane University School of Law Graduate

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Louisiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry are as follow:

Travel cycles and particularly leisure travel is inherently seasonal as summer months attribute to higher occupancy while during winter months typically there is less vacation travelers.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Business travel cycles, business travelers follow overall economic conditions, less business travelers occur during traditional downturns in the overall nationwide economy.

Occupancy and Average Daily Rate are the two most important factors in hotel revenue, these factors are influenced by the market and The Company has no control on competitors undercutting rates and third party booking sites taking advantage of low occupancy periods which in turn drive down the average daily rate thus lowering profitability.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the success of operations.

Our reputation and the quality of our franchise brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Significant debt is necessary to build and operate hotels which lends itself to inherent risk associated with interest rate fluctuations and bank requirements.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed- upon services in compliance with customer requirements and in a timely and cost-effective manner.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

Anvil Development – Leesville, LLC is a Louisiana limited liability company formed for the specific purpose of developing and constructing an **80 room upper midscale limited service hotel having secured the franchise rights to operate as a Holiday Inn Express & Suites**. The proposed hotel will replace the already existing Holiday Inn Express 400 yards away from proposed site. The existing Holiday Inn Express will likely remain open but deflagged to a brand with a lower occupancy and rate. Pre construction development phases are complete. Anticipated time frame from breaking ground on construction to accepting the first hotel customers is ten (10) to fourteen (14) months. The following IHG Roadmap shows the timeline from start to finish for hotel development. This project currently is at phase number 8 on this Roadmap.



Minimum Amount of the Securities Offered	$25,000
Name of Securities	Limited Partnership Equity Interest
Total Amount of the Securities	143
Maximum Amount of the Securities Offered	$3,583,908
Target Amount of the Securities Offered	$2,700,000
Price Per Security	$25,000
Minimum Individual Purchase Amount	$750 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 30th, 2023
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Oversubscriptions

The Target Offering Amount is $25,000, but investments in excess of the Target Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://vesterr.com

Intermediary Information

The Intermediary for the Company is Vesterr. The SEC registration number of the Intermediary is 007-00341 and the Central Registration Depository (CRD) number is 319017.

Platform Compensation

As compensation for the services provided by, the Issuer is required to pay to the Intermediary a cash fee consisting of a five percent (5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

This table represents the "best estimate" on how funds will be applied to the operations of the Company. Information created herein is obtained using best practices in construction and real data from previous hotel construction and operations. There are no guarantees that this is truly how Company funds will be spent and depends highly on the opportunities received by the Company and those opportunities which the Manager sees fit. The target minimum of $2,700,000 raised through this offering shall be applied to the necessary down-payment for the Loan and used for the construction and operation of the Hotel. Additional capital needed to secure Loan will be provided by the developer from outside sources if target maximum of $3,583,908 is not met through crowdfunding alone. Those tentative commitments can be found in Exhibit E of this Form C.

Land 2 acres, cleared to grade - $300,000

Soft Cost – Architect, Design, Procurement, FF&E design fee, General Contractor Pre Construction Contract fee, etc. - $36,750

Construction Budget – Estimated Cost determined by Lincoln Builders Exhibit C most recent budget - $8,874,855

Furniture Fixtures & Equipment budget – HERSHA most recent budget fixed, shipping could change - $839,133

Franchise Fee, Intercontinental Hotel Group - $50,000

Preconstruction Services - $139,000

Project Cost Estimate	
Land	$300,000
Soft Cost	$36,750
Construction Budget	$8,874,855
FF&E	$839,133
Franchise Fee	$50,000
Preconstruction Services	$139,000
Total Project Cost	$10,239,738

Lincoln Builders provides the bid for the General Contractor and project management with sub-contractor bid submissions recently obtained using soft costs.

HERSHA is a nationwide furniture fixtures and equipment provider exclusively used for hotels and IHG brand products. This estimate is subject to change due to shipping costs, but FFE costs are fixed and contract has been entered into.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Limited Partnership Equity Interest in this Offering. The Company must raise an amount equal to or greater than the target offering amount by April 30th, 2023 (offering deadline). If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline no securities will be sold in this offering, all investment commitments will be cancelled and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in conjunction with the following summary information.

Capitalization

As of the date of this Form C the company has not outstanding capital stock.

Ownership

Class A and B Members & Membership Interests

The Class A and B Members and their respective Percentage Interest in the Company are set forth as follows:

Class A and B Members	Initial Percentage Class Interest
Christopher P. Sharplin Class A	**45%**
Ramon J. Fonseca, Jr. Class A	**10%**
Prospective Class B Members	**Up to 45%**
Prospective Class A Members	TBD

Distributions, Profit Allocation, and Redemption Price

Distributions. Except as otherwise provided in Section 8.2 (pertaining to liquidating distributions), all ordinary distributions, shall be made at the sole discretion of the Manager to the Class A Members as set forth in Section 4.2 below. The amount and timing of all distributions (except for liquidating distributions, which are governed by Section 8.2) shall be determined by the sole discretion of the Managing Member; however, a quarterly distribution of net profit is anticipated.

Profit Allocation. Any resulting profit shall be distributed at the sole discretion of the Manager to the Members as follows (i) allocate funds necessary to redeem all Class B Units; and (ii) allocate quarterly profit distributions in the following manner:

Class A and B Members	Profit Share
Christopher P. Sharplin-Class A	**45%**
Ramon J. Fonseca, Jr.-Class A	**10%**
Prospective Class B Members	**Up to 45%**

Previous Offerings of Securities

None

DEBT

As of the date of this Form C, the Company has no material debt outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

Cash and Cash Equivalents

None

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy.

The Company does has additional sources of capital other than the proceeds from the Offering. They include real estate holdings that may be liquidated using a 1031 exchange that could contribute a maximum of $1,117,380.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre- Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit D for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities

Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the

"Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.vesterr.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Christopher Sharplin (Signature)

Christopher Sharplin (Name)

Member/Manager (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Christopher Sharplin (Signature)

Christopher Sharplin (Name)

Member/Manager (Title)

February 2, 2023 (Date)

Christopher Sharplin (Signature)

Christopher Sharplin (Name)

Member/Manager (Title)

February 2, 2023 (Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Anvil Development – Leesville, LLC

Offering Statement



Up to $3,583,908 of Limited Partnership Equity Interest

Minimum Investment Amount: $25,000

Anvil Development – Leesville, LLC ("Anvil Development – Leesville, LLC" "the company," "we," or "us"), is offering up to $3,583,908 worth of Limited Partnership Equity Interest. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $2,700,000 by April 30th, 2023. Unless the company raises at least the Target Amount of $2,700,000 under the Regulation CF offering by April 30th, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Once the minimum amount is raised, at the direction of the manager funds will be used to facilitate the conventional mortgage loan to finance the cost of full development conservatively placed at $10,239,738.

The Company does not anticipate incurring additional obligations for personnel, office, etc. until such time it either raises additional equity or debt or generates revenues to support such expenditures.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission

or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward looking statements. Investors are cautioned not to place undue reliance on these forward looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Site Location


Holiday Inn Express
Leesville-Ft. Polk
$91
Hampton Inn
Leesville/Ft. Polk
Feb 7 – 8
$90
Main St
Alford Motors
Main St
PROPOSED
HOTEL
SITE
2.00 Acres ±
Hotel Leesville
LA Hwy 171
El Flamingo Mexican
Restaurant & Bar



Lincoln Builders has been contracted to complete construction of the project with an estimated time of 10-14 months from start to open.

Tim Brandon and Associates Architect/Engineer has been contracted and has completed the blueprint and due diligence required to have fire marshal approved and stamped prints.

HERSHA furniture fixtures and equipment provider has been contracted to handle purchasing and logistics of all soft goods, tile, furniture and IHG brand specific items throughout the project.

Lodging Feasibility Study and due diligence has been completed and can be reviewed at request.

Civil Engineering is complete as well as geosurvey and soil testing on site.

Site is currently cleared and has had fill dirt recently deposited for future use on development.

IHG (intercontinental Hotel Group) Franchise Information is also available on request.

This project is a shovel ready hotel development using the IHG Holiday Inn & Suites franchise with the following highlights:

- Holiday Inn Express & Suites is the time tested brand from industry leader Intercontinental Hotels Group

- Holiday Inn Express formula blue 2.0 concept has been jointly developed by franchisees, IHG, and leading industry professionals.

- Designed to weather down cycles while retaining the ability to compete for high rate business, Holiday Inn Express & Suites is ideally suited for Leesville/Fort Polk's robust military and business traveler market.

Proforma Budget

Total Development	$10,239,738
Mortgage Amount	$6,655,829
Down Payment	$3,583,908
Payments Per Year	12
Interest Rate	6%
Maturity	20
Amortization	20
Annual Debt Service	-$659,514

Project Cost Estimate	
Land	$300,000
Soft Cost	$36,750
Construction Budget	$8,874,855
FF&E	$839,133
Franchise Fee	$50,000
Preconstruction Services	$139,000
Total Project Cost	$10,239,738

Developer Total Cost Budget

IHG Franchise Fee	$50,000
IHG Name Change Addendum	$5,000
Land Clearing - Legacy Construction	$16,000
Land 2 Acres	$300,000
Lincoln Builders Preconstruction Services	$15,000
HERSHA FF&E Contractor Services	$45,000
TBA Architect Engineer Services	$58,000
Civil Engineering - Monceaux Buller	$21,000
Lodging Feasibility Study	$4,800
Legal Services - Luke Mitchell	$1,350
Blueprints/Printing Services	$1,700
Smith Travel Research Reports	$2,400
GeoSurvey Report	$5,500
HPD FF&E Quote	$839,133
Lincoln Builders Total Base Bid	$8,874,855
	$10,239,738

Proforma Financial

Leesville, LA Holiday Inn Express & Suites					
	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Occupancy	74%	80%	82%	84%	85%
Average Daily Rate	$136.51	$137.82	$139.78	$141.76	$143.75
INCOME					
Room Revenue	2,957,282	3,219,475	3,346,892	3,477,089	3,567,875
Food and Beverage	0	0	0	0	0
Other Revenue	2,069	2,069	2,069	2,069	2,069
Miscellaneous Income	693	693	693	693	693
GROSS REVENUE	**$2,960,044**	**$3,222,237**	**$3,349,654**	**$3,479,851**	**$3,570,637**
EXPENSE					
Advertising	$1,500	$1,500	$1,500	$1,500	$1,500
Amortization	$0	$0	$0	$0	$0
Data Processing Expense	$0	$0	$0	$0	$0
Bank Service Charges	$24,110	$24,110	$24,110	$24,110	$24,110
Depreciation	$0	$0	$0	$0	$0
Dues and Subscriptions	$825	$825	$825	$825	$825
Employee Benefits	$0	$0	$0	$0	$0
Information Systems Expense	$8,083	$8,083	$8,083	$8,083	$8,083
Insurance	$25,652	$25,652	$25,652	$25,652	$25,652
Interest/principal	$659,514	$659,514	$659,514	$659,514	$659,514
Licenses are Permits	$230	$230	$230	$230	$230
Management Fee	$0	$0	$0	$0	$0
Marketing & Sales	$18,115	$18,115	$18,115	$18,115	$18,115
Patron Expense	$27,409	$27,409	$27,409	$27,409	$27,409
Payroll Expense	$256,073	$256,073	$256,073	$256,073	$256,073
Payroll Tax Expense	$21,025	$21,025	$21,025	$21,025	$21,025
Professional Fees	$12,000	$12,000	$12,000	$12,000	$12,000
Property Tax	$27,345	$27,345	$27,345	$27,345	$27,345
Repairs and Maintenance	$7,500	$7,500	$7,500	$7,500	$7,500
Royalty Fees	$148,002	$161,112	$167,483	$173,993	$178,532
Supplies	$64,290	$64,290	$64,290	$64,290	$64,290
Training & Education	$915	$915	$915	$915	$915
Travel Agent Commission	$16,878	$16,878	$16,878	$16,878	$16,878
Travel Expense	$1,017	$1,017	$1,017	$1,017	$1,017
Uniforms	$0	$0	$0	$0	$0
Utilities	$73,427	$73,427	$73,427	$73,427	$73,427
Management Reserves	$0	$0	$0	$0	$0
FF&E Reserves	$29,600	$32,222	$33,497	$34,799	$35,706
TOTAL EXPENSES	**$1,423,510**	**$1,439,242**	**$1,446,887**	**$1,454,699**	**$1,460,146**
NET OPERATING INCOME	**$1,536,533**	**$1,782,995**	**$1,902,767**	**$2,025,152**	**$2,110,491**

Percentage Equity Split

45% Crowdfund through Vesterr

     143 shares at $25,000 initially with target total of $2,700,000

     Oversubscription allowed to maximum target total of $3,583,908

10% RJ Fonseca

45% Christopher Sharplin

Any remaining equity share will be divided pro rata depending on changes of banks down payment requirements.

Exhibit B

SUBSCRIPTION AGREEMENT
FOR
ANVIL DEVELOPMENT - LEESVILLE, LLC

THIS SUBSCRIPTION AGREEMENT (the "Agreement") is made by and among ANVIL DEVELOPMENT - LEESVILLE, LLC, a Louisiana limited liability company (the "Company"), and the individuals and/or entities purchasing Units hereunder (individually, a "Subscriber" and collectively, the "Subscribers").

WHEREAS, the Company desires to issue up to 143 Class B Units interests (specifically, the "Class B;" or, the "Class B Units") in the Company (the "Offering") at a price of $25,000.00 per Class B Unit to certain accredited investors ("Accredited Investor(s)"), as that term is defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "Act") and/or a number of Nonaccredited Investors, who either alone or with his/her purchaser representative(s) has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the prospective investment ("Sophisticated Investor").

WHEREAS, the Subscriber certifies and acknowledges that the Subscriber has received and reviewed the Operating Agreement and Limited Partnership Agreement (the "Offering Documents"). The Subscriber further certifies that Subscriber is familiar with the provisions and terms of the Offering Documents, and the managers and members of the Company have laid out their respective duties, obligations and rights associated with the Company;

WHEREAS, the Subscriber desires to purchase that value of Class B Units of the Company set forth on the signature page hereof on the terms and conditions set forth herein.

WHEREAS, both parties of this Agreement intend that this subscription will be made pursuant to appropriate exemptions from prospectus, registration, and/or similar requirements of notices, rules, orders, legislation, and policies of all jurisdictions that apply to the Agreement.

NOW, THEREFORE, in consideration of the mutual representations and covenants set forth herein, the parties agree as follows:

1.   <u>Purchase and Sale of Units</u>.

    1.1   <u>Purchase of Units</u>. Subject to the terms and conditions of this Agreement, the Subscriber agrees to purchase at the Closings (as defined below) and the Company agrees to sell and issue to the Subscribers at the Closings an aggregate of up to 143 Class B Units at the purchase price of Twenty-Five Thousand ($25,000.00) per Class B Unit. Subscriber acknowledges and agrees that the minimum subscription will be for One (1) Class B Units (i.e. a minimum total purchase price of $25,000.00); <u>provided</u>, <u>however</u>, the Company may allow, in its sole discretion, a subscriber to purchase less than One (1) Unit.

1.2   Company Reservation of Rights to Terminate or Deny. The Company reserves the right to refuse all or part of any or all subscriptions. Furthermore, no Subscription Agreement shall be effective until accepted and executed by the Company and the Company shall have the right, in its sole discretion, for any reason or for no reason, to refuse any potential Subscribers.

2.   Closing, Delivery, Redemption.

2.1   Payment. The purchase price for the Units is payable by check or wire transfer payable to the Company or its designee in an amount equal to the applicable purchase price per unit multiplied by the number of Units being purchased by such Subscriber.

2.2   Closing Date. The purchase and sale closing for the Class B Units shall occur at a date designated by the Company but shall occur no later than May 1, 2023 unless the closing date is extended in the sole discretion of the Company.

2.3   Failure of Closing. If closing of the purchase and sale of the Class B Units does not occur, the Company shall have no liability to the Subscriber for its failure to close or failure to issue the Class B Units to the Subscriber.

2.4   Subscriber Obligations. Subscriber is not obligated to execute the Operating Agreement, but shall be obligated to execute any other appropriate documents to complete the transaction, such the limited partnership agreement.

2.5   Subscription irrevocable. The subscription is irrevocable on the Subscriber's part, except as may otherwise be provided under any applicable federal and state securities laws.

2.6   Redemption: The Company reserves the right to redeem any and all Class B Units at a valuation price (redemption price) assigned herein, at any time within five (5) years from issuance. However, the Company shall redeem or repurchase all Class B Units within a Five (5) year period. The valuation or redemption price of the Class B Units shall be determined by following: During the holding period, Class B Unit Holders shall received a quarterly dividend equal to .416667% of net income. Upon redemption, Company shall repurchase the Class B Units for Twenty-Five Thousand Dollars ($25,000.00) an Zero Cents.

3.   Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscribers that:

3.1   Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Louisiana and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

3.2   Authorization. All action on the part of the Company, its members and managers, necessary for the authorization, execution and delivery of this Agreement and the issuance of the Units, the performance of all obligations of the Company hereunder and thereunder has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms.

3.3   Valid Issuance of Units. The Units, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein or therein, will be duly and validly issued and fully-paid and non-assessable. Based in part upon the representations of the Subscribers in this Agreement and subject to the completion of the filings referenced in Section 3.4 below, the Units will be issued in compliance with all applicable federal and state securities laws.

3.4   Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the Mand state securities law filings to be made by the Company as may be necessary.

3.5   Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

3.6   Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Articles of Organization or Operating Agreement or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

4.   Representations and Warranties of the Subscribers. Each Subscriber hereby severally and not jointly represents and warrants to the Company that:

4.1   Risk. The Subscriber recognizes that the purchase of Class B Units involves a high degree of risk in that (i) the Company has no operating history; (ii) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (iii) the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Units is not authorized; and (v) in the event of a disposition, the Subscriber could sustain the loss of his, her or its entire investment.

4.2   Investment Experience.   The Subscriber hereby acknowledges and represents that the Subscriber has prior investment experience, including investment in non-listed and unregistered securities, or the Subscriber has employed the services of an investment advisor, attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Units and to evaluate the merits and risks of such an investment on the Subscriber's behalf.

4.3   Due Diligence. The Subscriber hereby acknowledges receipt and careful review of the Offering Documents, as supplemented and amended, and the attachments and exhibits thereto all of which constitute an integral part of the Offering Documents, and hereby represents that the Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company which the Subscriber has requested or desired to know, has been afforded the opportunity to ask questions of and receive answers from duly authorized managers, officers or other representatives of the Company concerning the terms and conditions of the offering and has received any additional information which Subscriber has requested. The Subscriber acknowledges that the Subscriber is relying upon the Offering Documents and not relying upon any prior statements or documents prepared by the Company.

4.4   Protection of Interests; Exempt Offering. The Subscriber hereby represents that the Subscriber either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and who are not compensated by the Company or any affiliate of the Company, directly or indirectly) has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby.   The Subscriber hereby acknowledges that the offering has not been reviewed by the United States Securities and Exchange Commission (the "SEC") because of the Company's representations that this is intended to be exempt from the registration requirements of Section 5 of the Act. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless they are registered under the Act or unless an exemption from such registration is available and such is approved by the Company.

4.5   Investment Intent. The Subscriber understands that the Units have not been registered under the Act by reason of a claimed exemption under the provisions of the Act, which depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Units for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, was not formed for the purpose of purchasing the Units.

4.6   Restricted Units.   The Subscriber understands that there currently is no public market for any of the Units and that even if there were, Rule 144 promulgated under the Act requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act.   The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Units under the Act or any state securities or "blue sky" laws. The Subscriber consents that the Company may, if it desires, permit the transfer of the Units out of the Subscriber's name only when the Subscriber's request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state "blue sky" laws (collectively, the "Securities Laws"). The Subscriber agrees to hold the Company and its members, managers, officers, employees, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained in this Agreement or any sale or distribution by the Subscriber in violation of the Securities Laws. The Subscriber understands and agrees that in addition to restrictions on transfer imposed by applicable Securities Laws, the transfer of the Units will be restricted by the terms of the Offering Documents.

4.7   Legends. The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Units that such Units have not been registered under the Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Units and may place additional legends to such effect on Subscriber's unit certificate(s).

4.8   Rejection. The Subscriber understands that the Company will review this Agreement and that the Company reserves the unrestricted right to reject or limit any subscription and to close the offering to the Subscriber at any time.

4.9   Address.   The Subscriber hereby represents that the address of the Subscriber furnished by the Subscriber on the signature page hereof is the Subscriber's principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity.

4.10   Authority. The Subscriber represents that he, she or it has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Units. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

4.11   Entity. If the Subscriber is a corporation, company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, it is authorized and qualified to become an investor in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do s

4.12 <u>Foreign Investors</u>. If the Subscriber is not a United States citizen, such Subscriber hereby represents that he/she/it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Such Subscriber's subscription and payment for, and his, her or its continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

4.13 <u>No Conflicts</u>. This Agreement does not violate any terms of any material restriction in other contracts or commitments of any character or kind to which the Subscriber is bound or a subscriber.

4.14 <u>Risk of Loss</u>. The Subscriber can bear the economic risks of an investment in the Company and sustain a complete loss of the investment. Subscriber is aware of and understands all risks associated to the purchase of the Shares. Subscriber has adequate means and net worth of providing for current needs, having no need for liquidity in this investment.

4.15 <u>Confidentiality</u>. The Subscriber agrees to keep any non-public information relating to the Company confidential that he may acquire pursuant to this Agreement or the Offering Documents.

5. <u>Limitations on Transfer</u>. The Units are restricted as to transfer by the terms of the Offering Documents, including the Operating Agreement and as set forth in this Agreement.

6. <u>Acknowledgment and Acceptance of Operating Agreement</u>. The Subscriber hereby acknowledges and accepts all terms and conditions of the Company's Operating Agreement.

7. <u>Miscellaneous</u>.

7.1 <u>Survival of Representations and Warranties</u>. The warranties, representations and covenants of the Company and Subscriber contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of one (1) year following the last Closing.

7.2 <u>Governing Law</u>. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY

THE LAWS OF THE STATE OF LOUISIANA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

7.3 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 <u>Notices</u>.

(a) All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon the respective parties as follows: if to the Subscribers, to the addresses set forth on the signature page hereto, or, if to the Company, c/o ANVIL DEVELOPMENT - LEESVILLE, LLC, Manager, Christopher Sharplin.

(b) All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing, and shall be sent by certified or registered mail, return receipt requested, or by overnight courier, and shall be deemed to be given or made when receipt is so confirmed.

(c) Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given ten (10) days after the airmailing, telexing or telecopying thereof.

7.6 <u>Brokers</u>. Each Subscriber severally represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. Each Subscriber hereby severally agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

7.7 <u>Expenses</u>. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.8 <u>Third Parties</u>. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

7.9 <u>Amendments and Waivers</u>. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Subscribers holding a majority in interest of the Units purchased in the offering.

       7.10   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

       7.11   <u>Entire Agreement</u>. This Agreement and the Offering Documents constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

       7.12   <u>Subject to the Operating Agreement</u>. The Class B Units sold are subject to the terms of the Operating Agreement at all times.

**SIGNATURE PAGE FOLLOWS**

I hereby agree to purchase ____ Class B Units for the sum of $_____
(minimum purchase is ____Class B Units for $_____ unless an exception has been approved in writing by the Company).

SUBSCRIBER:

_____
(Print or Type Name of Subscriber)

_____
(Signature)

_____
(Title of Signatory, if applicable)

Address: _____

_____

Telephone: _____
Facsimile: _____
SS#/Tax I.D.#:_____

All the information that I consider necessary and appropriate for deciding whether to purchase the Class B Units hereunder has been provided to me, and, I have had an opportunity to ask questions and receive answers from the Company to verify the accuracy of the information supplied or to which I had access. I acknowledge that I am solely responsible for my own "due diligence" investigation of the Company, for my own analysis of the merits and risks of my own investment made pursuant to this purchase and for my own analysis of the fairness and desirability of the terms of this investment. I hereby acknowledge that the investment is a speculative investment. I represent that I have such knowledge and experience in financial business matters and that I am capable of evaluating the merits and risks of the investment contemplated hereunder and that I have the ability to risk losing my entire investment.

This Subscription Agreement is agreed to and accepted as of _____.

ANVIL DEVELOPMENT - LEESVILLE, LLC,
a Louisiana limited liability company

   By: ANVIL DEVELOPMENT - LEESVILLE, LLC
   its: Manager

   _____

   Managing Member
   ANVIL DEVELOPMENT - LEESVILLE, LLC

   _____

   Managing Member
   ANVIL DEVELOPMENT - LEESVILLE, LLC

Exhibit C

Holiday Inn Express
New Llano, Louisiana

LBI South Est. #:	*2112HI*
Project Duration:	*43*

SQFT Gross Building Area
01/10/22 46,060

BASE BID

	DESCRIPTION	QTY	UM	LABOR	LABOR TOTAL	MATERIAL	MATERIAL TOTAL	SUBS	SUB TOTAL	EQ/OTH	EQ/OTH TOTAL	TOTAL	$/SF	Proposed Sub/Vendor	
1	DIVISION 1														
2	General Conditions	1	LSUM	5,990	5,990	12,618	12,618	155,292	155,292	16,000	16,000	189,900	4.12	LBBR Allowance	
3	Safety Director - (1 Day Per Month)	79	HRS		0	0	0	81.71	6,492	0	0	6,492	0.14	LBBR Allowance	
4	Vice President of Operations - (1 Day Per Month)	79	HRS		0	0	0	148.56	11,802	0	0	11,802	0.26	LBBR Allowance	
5	Project Manager - (1/2 Time of Total Duration)	860	HRS		0	0	0	81.51	70,099	0	0	70,099	1.52	LBBR Allowance	
6	Office Manager - (1 Day Per Week)	344	HRS		0	0	0	76.45	26,299	0	0	26,299	0.57	LBBR Allowance	
7	General Superintendent - (1 Day Per Week)	430	HRS		0	0	0	94.28	40,540	0	0	40,540	0.88	LBBR Allowance	
8	Project Superintendent - (5 Days Per Week)	1720	HRS		0	0	0	72.78	125,182	0	0	125,182	2.72	LBBR Allowance	
9	Clean Up Labor - (5 Days Per Week)	1720	HRS		0	0	0	18.70	32,164	0	0	32,164	0.70	LBBR Allowance	
10	DIVISION 2														
11	Termite Treatment	1	UM	0	0	0	0	1,200	1,200	0	0	1,200	0.03	BeeBes	
12	Site Work / Demolition	1	UM	0	0	0	0	22,195	22,195	0	0	22,195	0.48	Construction Site Specialties	
13	Building Earthwork	1	UM	0	0	0	0	213,471	213,471	0	0	213,471	4.63	Construction Site Specialties	
14	Erosion Control	1	UM	0	0	0	0	13,818	13,818	0	0	13,818	0.30	Construction Site Specialties	
15	Asphalt Paving Base	1	UM	0	0	0	0	105,348	105,348	0	0	105,348	2.29	Construction Site Specialties	
16	Asphalt Paving & Curbs	1	UM	0	0	0	0	120,000	120,000	0	0	120,000	2.61	T.L. Construction	
17	Pavement Markings	1	UM	0	0	0	0	8,550	8,550	0	0	8,550	0.19	Geaux Striping	
18	Storm Drainage	1	UM	0	0	0	0	105,592	105,592	0	0	105,592	2.29	Construction Site Specialties	
19	SWPPP	1	UM	0	0	0	0	1,000	1,000	0	0	1,000	0.02	ProSWPPP	
20	Site Utilities	1	UM	0	0	0	0	62,200	62,200	0	0	62,200	1.35	Rutledge Road Boring	
21	Decorative Fencing @ Pool	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
22	Dumpster Fence & Gate	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
23	Landscaping	1	UM	0	0	0	0	50,000	50,000	0	0	50,000	1.09	Awaiting Official Pricing	PLUG
24	DIVISION 3														
25	Gypsum Concrete Flooring	1	UM	0	0	0	0	41,000	41,000	0	0	41,000	0.89	Gypsum Subfloors	
26	Concrete Work	1	UM	0	0	0	0	282,000	282,000	0	0	282,000	6.12	Decker Finishing	
27	Stamped Concrete	1700	SF	0	0	0	0	6	10,200	0	0	10,200	0.22	Creative Concrete	
28	DIVISION 4														
29	Stucco	1	UM	0	0	0	0	180,000	180,000	0	0	180,000	3.91	Mallard Construction	
30	Stone Veneer	1	UM	0	0	0	0	56,000	56,000	0	0	56,000	1.22	JPN	
31	DIVISION 5														
32	Structural Steel	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
33	Misc Metal Fabrications	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
34	DIVISION 6														
35	Truss Package Including T2T HDW	1	UM	0	0	221,000	221,000	0	0	0	0	221,000	4.80	Rogers Manufacturing	
36	Simpson Tie-Down HDW	1	UM	0	0	23,700	23,700	0	0	0	0	23,700	0.51	Turnipseed	
37	Rough Carpentry	46060	UM	0	0	0	0	6	271,754	0	0	271,754	5.90	Platinum Builders	
38	Millwork & Case Goods	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
39	Lumber Package	1	UM	0	0	1,000,000	1,000,000	0	0	0	0	1,000,000	21.71	Awaiting Official Pricing	PLUG
40	DIVISION 7														
41	Waterproofing & Dampproofing	1	UM	0	0	0	0	159,500	159,500	0	0	159,500	3.46	ABG	
42	Building Insulation	1	UM	0	0	0	0	64,318	64,318	0	0	64,318	1.40	Freeman Insulation	
43	Fireproofing/ Firestopping	1	UM	0	0	0	0	23,867	23,867	0	0	23,867	0.52	Dynamic	
44	Roofing	1	UM	0	0	0	0	260,750	260,750	0	0	260,750	5.66	Hargrove Roofing	
45	Joint Sealants	1	UM	0	0	0	0	49,296	49,296	0	0	49,296	1.07	ABG	
46	DIVISION 8														
47	Steel Doors & Frames	1	UM	0	0	436,880	436,880		0	0	0	436,880	9.49	Himmels	
48	Installation of Doors and Hardware	1	UM	0	0	0	0	142,160	142,160	0	0	142,160	3.09	Himmels	
49	Access Doors	10	EA	0	0	0	0	2,500	25,000	0	0	25,000	0.54	Allowance	
50	Onity Door Hardware & Installation	1	UM	0	0	0	0	50,000	50,000	0	0	50,000	1.09	Allowance	
51	Windows - Material Only	1	UM	0	0	161,349	161,349	0	0	0	0	161,349	3.50	Quaker	
52	Glass & Glazing	1	UM	0	0	0	0	104,750	104,750	0	0	104,750	2.27	Plaquemine Glass	
53	DIVISION 9														
54	Gypsum Drywall Systems	1	UM	0	0	0	0	165,000	165,000	0	0	165,000	3.58	Awaiting Official Pricing	PLUG
55	Acoustical Ceilings	1	UM	0	0	0	0	75,000	75,000	0	0	75,000	1.63	Awaiting Official Pricing	PLUG
56	Flooring Installation	1	UM	0	0	0	0	228,585	228,585	0	0	228,585	4.96	Bonitz	
57	Painting & Wall Coverings	1	UM	0	0	0	0	405,942	405,942	0	0	405,942	8.81	NOLA Painting	
58	DIVISION 10														
59	Wall Protection	1	UM	17,024	17,024	3,534	3,534		0	0	0	20,558	0.45	Himmels/ LBBR	
60	Fire Extinguishers	1	UM	975	975	3,273	3,273		0	0	0	4,248	0.09	Himmels/ LBBR	
61	Toilet Accessories	1	UM	2,660	2,660	45,226	45,226		0	0	0	47,886	1.04	Himmels/ LBBR	
62	DIVISION 11														
63	Trash Chute	1	UM	0	0	0	0	12,800	12,800	0	0	12,800	0.28	Valiant Products, Inc.	
64	DIVISION 12														
65	Window Treatments	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
66	Furniture Systems	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
67	Entry Mats	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
68	DIVISION 13														
69	Swimming Pool	1	UM	0	0	0	0	0	0	0	0	0	0.00	Excluded - Part of Owner Package	
70	DIVISION 14														
71	Elevators	1	UM	0	0	0	0	219,178	219,178	0	0	219,178	4.76	TK Elevator	
72	DIVISION 15														
73	Fire Protection	1	UM	0	0	0	0	208,677	208,677	0	0	208,677	4.53	S&S Sprinkler	
74	Plumbing	1	UM	0	0	0	0	180,000	180,000	0	0	180,000	3.91	Awaiting Official Pricing	PLUG
75	HVAC	25	Tons	0	0	0	0	10,000	250,000	0	0	250,000	5.43	Awaiting Official Pricing	PLUG
76	PTACS	1	UM	0	0	0	0	115,000	115,000	0	0	115,000	2.50	Awaiting Official Pricing	PLUG
77	DIVISION 16														
78	Electrical	1	UM	0	0	0	0	883,500	883,500	0	0	883,500	19.18	McKenzie Electrical	
79	Fire Alarm	1	UM	0	0	0	0	63,500	63,500	0	0	63,500	1.38	McKenzie Electrical	
	TOTAL L/M/S/E/O			**26,649**	**26,649**	**1,907,580**	**1,907,580**	**4,842,574**	**5,699,019**	**16,000**	**16,000**	**7,649,248**	166.07		
				CUT/ADD									0.00		
				Labor Burden							45.00%	**11,992**	0.26		
				Material Sales Tax							9.95%	**189,804**	4.12	Local Jurisdiction	
				SUBTOTAL								**7,851,045**	170.45		
				Building Permit								**19,776**	0.43	*Allowance per Vermillion Parish Permit Office*	
				Utilities Taps & Sewer Impact Fee								**0**	0.00	*Excluded - Owner Provided*	
				Builder's Risk Insurance								**34,249**	0.74	*Allowance*	
				Owners Protective Liability Insurance								**0**	0.00	*Excluded - Owner Provided*	
				Prof. & Pollution Liability Insurance							0.056%	**4,988**	0.11	*Allowance*	
				Performance Bond								**0**	0.00	*Excluded If Required Add -*	$ 61,365
				Sub Bonds								**77,312**	1.68	*Bonding all Subs Above $200K*	
				OH&P							10.00%	**887,485**	19.27		
				TOTAL BASE BID								**8,874,855**	192.68		

46

Exhibit D

Financial Information

Exhibit E

Tentative Capital Commitments

The following corporations/individuals have tentatively committed to provide capital contributions in the following amounts if crowdfunding does not reach the full required amount set by current bank loan terms.

C&I Investments, LLC	$500,000
Russ & Crystal Louviere	$250,000
Dr. Adam Kennedy	$500,000
Christopher Sharplin	$1,117,000

Documentation follows for joint venture agreement and extension regarding Christopher Sharplin's expected potential investment contribution using a 1031 exchange service to mitigate capital gains tax.

Execution Version

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement ("Agreement") dated as of August 31, 2022 (the "Effective Date") is entered into between Lasso Acquisitions LLC, a Delaware limited liability company and/or its assigns/nominees, ("Purchaser"), and Christopher Patrick Sharplin, individually ("Seller").

RECITALS:

Seller is the owner of the Property (defined below). Purchaser desires to purchase the Property in order to develop a manufactured housing community consisting of a minimum of 380 pad sites and described and depicted on Exhibit "D" attached hereto (collectively, the "Contemplated Improvements"), pursuant and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of sum of One Dollar ($1.00), the mutual promises hereinafter set forth, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **The Property**. Seller agrees to sell, and Purchaser agrees to purchase (i) those certain contiguous tracts or parcels of land, containing approximately 59.623 acres, located in Township 17, Range 4 Section 3, Ouachita Parish, Louisiana, said real property being depicted on the Exhibit "A" attached hereto together with any and all   improvements thereon or attached thereto, benefits, privileges, easements, tenements, hereditaments and appurtenances thereon or appertaining thereto (the "Real Property"), (ii) all of Seller's right, title and interest in and to any tangible (including vehicles,

if any) and intangible personal property owned by Seller and associated with the Real Property (the "Personalty"), (iii) any and all trade names used or utilized in connection with the Property including but not limited to the trade name "Goshen Gardens" but excluding the name of Seller (the "Trade Names"), and (iv) all of Seller's right, title and interest in and to any licenses, authorizations, permits, certificates of occupancy and/or compliance, and approvals issued by any governmental authority and relating to Seller's use, maintenance, ownership and operation of the real property, including assignable rights under warranties, guarantees, permits, licenses, certificates of occupancy and/or compliance and goodwill of Seller related to the Real Property (the "Intangibles", and together with the Real Property, the Personalty and the Trade Names, collectively, the "Property").

2. **Purchase Price; Deposit; Allocation**. The consideration for said purchase shall be the price and sum of **ONE MILLION ONE HUNDRED SEVENTEEN THOUSAND NINE HUNDRED THIRTY-ONE AND 0/100 DOLLARS ($1,117,931.00)** payable to Seller on the Closing Date (defined below), subject to adjustments and prorations as set forth in this Agreement (the "Purchase Price").

AFDOCS/26011634.4

   a. **Deposit:** A deposit of **TEN THOUSAND AND 00/100 DOLLARS ($10,000.00)** (the "Deposit") shall be submitted by Purchaser to Kensington Vanguard National Land Services, LLC, 39 West 37th Street, 3rd Floor, New York, New York 10019 Attention: Jarrett Fein; telephone number: (212) 532-8711; email: jfein@kvnational.com ("Escrow Agent" or "Title Company") within fifteen (15) days of the Effective Date and shall be credited towards the Purchase Price.

   b. **Allocation of the Purchase Price.** Purchaser and Seller shall use reasonable efforts to agree upon the allocation of the Purchase Price between the Real Property and the Intangible Property no later than five (5) days prior to the Closing Date. Seller agrees to provide Purchaser with its written proposed allocation of the Purchase Price no later than ten (10) days prior to Closing Date. Should Purchaser and Seller be unable to timely agree upon such allocation, then Purchaser and Seller shall be entitled to separately allocate the Purchase Price for their own account, and any such allocation shall, at the election of Purchaser or Seller, be reflected as a note on the closing statement. Both parties agree not to allow public disclosure of the allocation, except as required by federal law so as not to undermine the benefits of the allocation.

3. **Closing Date; Prorations; Closing Costs.**

   a. **Closing.** The consummation of the transactions contemplated by this Agreement (the "Closing") shall be by a deed warranting title, free and clear of all liens and other encumbrances ("Act of Sale"). The Closing shall, unless an earlier time is mutually agreed upon, be consummated as an "escrow" style closing through the Escrow Agent on January 16, 2023 (the "Closing Date"); provided that no party is required to physically be present at the Closing. The Act of Sale shall provide that the Property is conveyed with a full warranty of title; provided, however, Purchaser accepts the Property "AS IS" unless as otherwise provided in this Agreement.

b. **Prorations**. The following items of expense shall be adjusted as of 11:59 p.m. of the day immediately preceding the Closing Date:

(i)   Taxes. Real estate and personal property taxes with respect to the Property. Assessments, if any, for improvements completed prior to the Closing Date, whether assessment therefor has been levied or not, shall be paid by Seller on the Closing Date. If the Closing Date shall occur before the tax rate or assessment is fixed for the tax year in which the Closing Date occurs, the apportionment of taxes shall be upon the basis of the tax rate or assessment for the next preceding year applied to the latest assessed valuation and Seller and Purchaser shall readjust real estate and personal property taxes promptly upon the fixing of the tax rate or assessment for the tax year in which the Closing Date occurs.

(ii)   Other Items/Costs. Other items customarily apportioned in sales of real property in the jurisdiction in which the Property is located. Seller shall pay (i) any state, county or municipal recordation or transfer taxes in connection with the recording of the Act of Sale) with the local recording office as defined below (whether imposed in the form of recordation taxes, transfer taxes, documentary stamps or otherwise), (ii) one half (½) of the cost of the Title Policy (defined below) and the title examinations, and (iii) one half (½) of any escrow fees. Purchaser shall pay (i) all per-page recording fees incurred in connection with the recording of the Act of Sale, (ii) one half (½) of the cost of the Title Policy and the title examinations, (iii) any expenses relating to the recordation of any loan documents and the loan policy required by Purchaser's lender, and (iv) one half (½) of any escrow fees. Each party shall pay the fees and costs of its own counsel.

(iii)   Calculations; Survival. All items of expense which accrue for the period prior to the Closing Date will be for the account of Seller and all items of expense which accrue for the period on and after the Closing Date will be for the account of Purchaser. All such prorations shall be made on the basis of the actual number of days of the month which shall have elapsed as of the day of the Closing and based upon the actual number of days in the month and a three hundred sixty-five (365) day year. The amount of such apportionments and adjustments shall be initially performed at the Closing but shall be subject to adjustment in cash after the Closing as and when complete and accurate information becomes available, if such information is not available at the Closing. Seller and Purchaser agree to cooperate and use commercially reasonable efforts to make such adjustments no later than 180 days after the Closing and any payment required in connection therewith shall be made within ten (10) days after such adjustments. The provisions of Section 3(b) shall survive the Closing.

4. **Inspection/Feasibility**. Purchaser's obligation to buy the Property is contingent upon Purchaser's determination as to the feasibility to use the Property for the Contemplated Improvements and receipt of the Site Plan Approval (collectively, the "Project"). Seller agrees to facilitate, cooperate and assist Purchaser in conducting such investigations as Purchaser may deem appropriate which shall include but shall not limited to:

a. Engaging a Civil Engineer and Professional Land Surveyor to prepare a preliminary plat of the proposed Contemplated Improvements, which shall be submitted with Purchaser's Application (defined below) for approval by the Ouachita Parish Planning Commission or other applicable Authorities (defined below); site development and design, architectural studies as well as inspections of structures, mechanical sewer systems, drainage, electrical systems, water supply, roads, infrastructure, soils analysis, surveys, environmental investigations, zoning, availability of public utilities for the Property and the Contemplated Improvements, and any other matters on or related to the Property.

b. This Agreement shall automatically terminate as of 5:00 p.m. Eastern Time on October 31, 2022, which is the date that is sixty (60) days after the Effective Date (as may be extended in accordance with this Agreement, the "Feasibility Date") unless, on or before the Feasibility Date, Purchaser gives the Seller written notification (the "Feasibility Notice") that Purchaser elects to consummate the purchase of the Property in accordance with the terms of this Agreement. Purchaser shall have the absolute right, in its sole and absolute discretion, to determine whether to give the Feasibility Notice. If the Feasibility Notice is not timely given, or if Purchaser at any time on or prior to the Feasibility Date gives Seller written notice that it has elected not to give the Feasibility Notice, Purchaser or Seller, or both, shall so notify the Escrow Agent, the Escrow Agent shall promptly return the Deposit to Purchaser, and no party shall have any further liability to any other party under this Agreement unless as expressly provided herein. Notwithstanding the foregoing, the Feasibility Date under this Agreement may be extended by Purchaser for a period of thirty (30) days in accordance Section 15(b) of this Agreement, and shall be automatically extended thereafter without any action upon the part of Seller or Purchaser (i) until the date which is five (5) business days after the date in which Purchaser receives satisfactory evidence that the Site Plan Approval (as defined below) has occurred, or (ii) on a day-by-day basis to the extent there are delays caused by an epidemic, endemic and/or pandemic occur (which delay(s) and cause(s) thereof shall be substantiated by written or electronic records reflecting the cause of the delay and specific length of the delay resulting from the specific cause).

c. Purchaser agrees to reimburse Seller, at closing, for Seller's services and reasonable out-of-pocket expenses incurred in connection with Seller's facilitation, cooperation and assistance to Purchaser in connection with the Site Plan Approval process for the Contemplated Improvements subject to the following conditions (the following shall be hereinafter collectively referred to herein as the "Site Plan Expenses"): (i) Site Plan Approval shall have been obtained by Purchaser in accordance with Section 15 of this Agreement, (ii) all of Seller's itemized fees and reasonable expenses (along with receipts therefor) shall be submitted by Seller to Purchaser within ten (10) days after Purchaser receives Site Plan Approval, (iii) all fees and reasonable out-of-pocket expenses shall be approved by Purchaser in advance, in Purchaser's sole discretion, and (iv) notwithstanding anything to the contrary set forth in this Agreement, in the event (x) the Closing is not consummated pursuant to this Agreement, or (y) if this Agreement is terminated in accordance with any of the provisions of this Agreement, or (z) if Seller is in default under this Agreement, then the parties hereby agree that the Site Plan Expenses shall be borne solely by Seller and shall not be reimbursed by Purchaser to Seller at any time or for any reason. The terms of this Section 4 shall survive Closing.

5. **Possession.** Purchaser shall be granted possession of the Property at Closing.

6. **Merchantable Title/Curative Work**. The title examination, including the updating of abstracts, shall be split by Seller and Purchaser, and the cost of a new updated survey (if required), shall be at Purchaser's sole cost and expense. At the Closing, Seller shall deliver to Purchaser marketable and insurable title for the Property, as a lawfully subdivided parcel, subject only to the exceptions approved by Purchaser (the "Permitted Exceptions"), so that Purchaser can obtain, at Closing, at Seller's cost and expense, a full extended-coverage owner's title insurance policy for the Property, subject only to the Permitted Exceptions and in a form satisfactory to Purchaser (the "Title Policy"). In the event curative work in connection with the title to the Property is required, Seller agrees that at Purchaser's request, Seller shall have the right to extend the Closing Date for up to thirty-five (35) days from the date set forth in Section 3 of this Agreement. Seller's inability to deliver marketable and insurable title by the Closing Date, or such other later date as Purchaser may approve, shall cause the Deposit to be returned to Purchaser and render this Agreement null and void, reserving unto Purchaser the right to recover from Seller actual costs and legal/professional fees incurred by Purchaser.

7. **Default.** This Agreement is not an option, but it is an executory contract to buy and sell and it shall be so construed in all respects. The prevailing party to litigation brought to enforce any provision of this Agreement shall be awarded their attorney fees and costs.

   a. Seller Default. In the event of (i) any default by Seller in the performance of any covenant or obligation under this Agreement, or if Seller breaches any of its representations or warranties under this Agreement, then Purchaser may, at Purchaser's option, have the right to (x) have the Deposit immediately returned to Purchaser and declare this Agreement null and void with no further demand and thereupon Purchaser and Seller shall be relieved of all further obligations and liabilities under this Agreement (except those that expressly survive termination of this Agreement), or (y) to demand and/or sue for specific performance and/or seek such other relief as may be provided by law. In the event Purchaser's election of subclause (x) of this Section 7(a), in addition to the return of the Deposit, Seller shall immediately pay to Purchaser all of Purchaser's actual out-of-pocket expenses for legal fees and expenses, due diligence costs, financing costs, title examination and survey expenses (collectively, the "Out-of-Pocket Expenses").

   b. Purchaser Default. In the event of any default of this Agreement by Purchaser, Seller shall have the right to declare this Agreement null and void by delivering written notice to Purchaser, in which case the Deposit shall be paid to and retained by Seller as fixed, agreed and liquidated damages, and as Seller's sole and exclusive remedy for such failure to perform, and Seller and Purchaser shall be relieved from all liabilities and obligations under this Agreement (except those that expressly survive termination of this Agreement).

8. **Representation and Warranties**.   Seller represents and warrants to Purchaser each of the representations and warranties listed on Exhibit B attached hereto.

9. **Covenants**. Between the date of this Agreement and the Closing Date, Seller agrees to: (i) give prompt written notice to Purchaser of any fire or other casualty affecting any portion of the Property after the date of this Agreement; (ii) deliver to Purchaser copies of all notices of violation issued by any governmental authority; (iii) in the event Seller becomes aware that any representation or warranty of Seller set forth herein will not be true and correct in all material respects on the Closing Date as if made at and as of the Closing Date, give prompt written notice thereof to Purchaser, which notice shall include all appropriate information related thereto that is in Seller's possession or control; (iv) maintain in force, fire and extended coverage insurance upon the Property for not less than the full replacement value of the Property; (v) cause the Property to be operated, managed and maintained in a manner consistent with the practice of Seller prior to the date of this Agreement; (vi) terminate, as of the Closing Date, any and all service and maintenance contracts affecting the Property, including Seller's current property management agreement with respect to the Property, if any; and (vii) maintain complete confidentiality of any of the terms or conditions set forth in the Agreement. Seller will not enter into any leases or contracts without Purchaser's prior written consent or encumber or transfer any portion of the Property. During the pendency of this Agreement, Seller agrees that it (a) shall immediately cease marketing the sale of the Property, (b) shall not offer the Property for sale or transfer to any other person or entity other than Purchaser and (c) shall not commence or continue any negotiations, or enter into any contract, letter of intent or agreements whatsoever, concerning the sale or transfer of the Property with any person or entity other than Purchaser, whether or not such contract, letter of intent or agreement is contingent on the termination of this Agreement. The provisions of Section 9(vii) shall survive the Closing and delivery of the Act of Sale.

10. **Casualty.** All risk of loss to the Property shall remain with Seller prior to closing. If the Property is damaged prior to Closing Seller shall give Purchaser prompt notice thereof, which notice shall include Seller's reasonable estimate of: (a) the cost to restore and repair the damage; (b) the amount of insurance proceeds, if any, available for the same; and (c) whether the damage can be repaired prior to Closing. Within ten (10) days after receiving any such notice from Seller, Purchaser may terminate this Agreement by delivering written notice to Seller of such termination. If Purchaser terminates this Agreement, Escrow Agent shall promptly refund the Deposit to Purchaser, and neither party shall have any further obligations or liability under this Agreement except as expressly provided in this Agreement. If Purchaser does not terminate this Agreement within such ten (10) day period, Seller shall promptly make any agreed-upon repairs and replacements in a good and workmanlike manner prior to Closing, and Purchaser shall be deemed to have accepted Property with the damage (subject to any such agreed-upon repairs by Seller) and shall receive at Closing: (x) a credit against the Purchase Price for any insurance proceeds which have been paid to Seller but have not been spent on any agreed-upon repairs; (y) an assignment of Seller's claim for all unpaid insurance proceeds; and (z) a credit against the

Purchase Price for any unpaid deductible that may be required in connection with any such unpaid insurance proceeds and any uninsured loss.

11. **Condemnation.** In the event of the institution, prior to Closing of any proceedings, judicial, administrative or otherwise, which relate to a taking or proposed taking of any portion of the Property by eminent domain, Seller shall immediately notify Purchaser thereof. In the event of any such taking or proposed taking, Purchaser may at its option, terminate this Agreement by written notice to Seller within ten (10) days after Purchaser is advised of the commencement of condemnation proceedings and all earnest money deposits shall be refunded to Purchaser, and Purchaser and Seller shall be relieved of all obligations and liability under this Agreement, or Purchaser shall have the right to appear and defend such condemnation proceedings, and in the event the Closing occurs, any award in condemnation shall, at the Purchaser's election, become the property of Purchaser.

12. **Closing Deliverables.** On the Closing Date, Seller shall deliver execute and deliver to Purchaser (through the Escrow Agent) the following: (i) an Act of Sale free and clear of all liens and other encumbrances except for the Permitted Exceptions, (ii) a Bill of Sale and an Assignment of Intangibles, (iii) a FIRPTA affidavit, (iv) an owner's affidavit and the gap indemnity, in the form required by the Title Company, (v) evidence of the consent of Seller to the sale of the Property and any other approvals required under Seller's organizational documents which may affect Seller's ability to convey marketable title, satisfactory evidence of the power and authority of Seller to enter into and consummate this Agreement and of the due authorization of the individual(s) executing the Act of Sale and related documents to do all such acts as are necessary to consummate this sale, without further consent of any other party, (v) a closing statement, and (vi) such other documents as may be required by this Agreement or as may reasonably be required to carry out the terms and intent of this Agreement.

13. **Closing Conditions:** The obligations of Purchaser to purchase the Property from Seller and to perform the other covenants and obligations to be performed by Purchaser on the Closing Date shall be subject to the following conditions (all or any of which may be waived in writing, in whole or in part, by Purchaser):

    a. Title to Property. On the Closing Date, the Title Company shall be unconditionally obligated and prepared, subject to the payment of the applicable title insurance premium and other related charges, to issue to Purchaser the Title Policy;

    b. Site Plan Approval. Purchaser shall have received, and shall be satisfied, with the Site Plan Approval in its sole and absolute discretion.

    c. Seller's Performance. Seller shall have performed, in all material respects, each of Seller's covenants under this Agreement the performance of which is due at or before Closing.

    d. Law Compliance. On the Closing Date, (i) there shall be no violations of any governmental authority having jurisdiction over the Property, including all laws, ordinances, rules, regulations and orders of all governmental authorities applicable to the ownership, management, operation, maintenance and repair of the Property, (ii) the use of the Property shall not be in violation of any laws, governmental rule or regulation and (iii) no action or proceeding shall have been instituted or be threatened before any court or governmental authority that relates to the Property or that seeks to restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated herein;

e. <u>Bankruptcy</u>. As of the Closing Date, Seller shall not have commenced (within the meaning of any Bankruptcy Law) a voluntary case, nor shall there have been commenced against Seller an involuntary case, nor shall Seller have consented to the appointment of a Custodian of it or for all or any substantial part of its property, nor shall a court of competent jurisdiction have entered an order or decree under any Bankruptcy Law that is for relief against Seller in an involuntary case or appoints a Custodian of Seller for all or any substantial part of its property;

f. <u>No Litigation</u>. On the Closing Date, no action or proceeding shall have been instituted or be threatened before any court or governmental authority that relates to Seller or the Property or that seeks to restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated by this Agreement.

g. <u>Representations and Warranties True</u>. As of the Closing Date, all representations and warranties of Seller listed on <u>Exhibit B</u> attached hereto shall be true and complete.

h. <u>Condemnation/Casualty</u>. On the Closing Date, there shall be no (i) condemnation or similar proceeding(s) instituted or threatened against the Property, and (ii) damage to the Property caused by fire or other casualty prior to the Closing.

i. <u>Release of Liens</u>. As of the Closing Date, all liens securing any and all existing mortgage(s) on the Property in favor of a third-party lender of Seller shall be paid in full and discharged and removed (which may be accomplished by applying a corresponding portion of the Purchase Price proceeds at closing for such purpose) and evidence of such discharge and release shall be delivered to Purchaser.

j. <u>Other</u>. Seller shall deliver any other items customarily required under in the jurisdiction.

In the event that all conditions precedent for the Closing as specified above are not fulfilled on the Closing Date (other than as the result of a default by Purchaser under the terms of this Agreement, in which case the provisions of Section 7(b) shall instead apply, or as a result of a default by Seller under the terms of this Agreement, in which case the provisions of Section 7(a) shall instead apply) or waived by the applicable party by the Closing Date, then either Seller or Purchaser (as applicable) shall have the right at its option to declare this Agreement terminated and null and void, in which case Purchaser shall receive a return of the Deposit (and such right shall survive any termination of this Agreement) and each of the parties shall be relieved from further liability to the other (other than those that expressly survive termination of this Agreement).

14. **Like-kind Exchange.** Each party agrees to cooperate with the other in the event either or both parties elect to consummate the transaction as a like-kind exchange pursuant to Internal Revenue Code § 1031; provided such like-kind exchange does not extend the date of Closing and provided that such cooperating party shall have no obligation to incur any unreimbursed expense or liability in connection therewith. Each party agrees to execute the documents necessary to complete the transaction as a tax-free exchange and to indemnify the cooperating party for the expenses incurred in connection therewith.

15. **Project Name; Site Plan Approval**. Purchaser herein agrees to use the name "Goshen Gardens" for the residential manufactured housing community described in the Contemplated Improvements that are to be developed on the Property.

    a. **Site Plan Application.** Seller and Purchaser acknowledge and agree that Purchaser's proposed Contemplated Improvements for the use, operation and zoning of the Property will require approval by the Ouachita Parish Planning Commission or such other appropriate governing authority that governs site plan approval and zoning processes in the jurisdiction where the Property is located (collectively, the "<u>Authorities</u>"). As consideration for Purchaser entering into this Agreement, Seller hereby covenants and agrees to cooperate with Purchaser to diligently seek future site development plan and zoning approval for the Contemplated Improvements and to cooperate fully with Purchaser's submission of the site development plan application, zoning modifications (if required) and site development permit(s) to allow for the construction, completion, use and operation of the Contemplated Improvements on the Property (collectively, the "<u>Application</u>") to the Authorities.

    b. **Site Plan Approval**. Notwithstanding the provisions of <u>Section 4</u> of this Agreement, the Feasibility Date may be extended by Purchaser for a period of up to thirty (30) days, upon written notice from Purchaser to Seller, in order for Purchaser to obtain the Site Plan Approval of the Contemplated Improvements from the Authorities. For the purposes of this Agreement, the term "<u>Site Plan Approval</u>" shall mean the final and non-appealable approval by the Authorities of Purchaser's site development plan, site development permit(s), zoning modifications, if required, and any and all other governmental approvals, licenses and permits in connection with the foregoing (including any and all governmental extensions having expired), with all appeal periods as provided by law having expired without

    an appeal or suit having been filed (or if filed, with such suit or appeal having been dismissed or resolved finally and conclusively in favor of such Site Plan Approval). Notwithstanding the foregoing, the Site Plan Approval shall not be deemed to have been obtained unless the Site Plan Approval is in form and content acceptable to Purchaser, in Purchaser's sole discretion. If at any time prior to the date in which the Authorities issue the Site Plan Approval: (i) the Authorities deny or indicate their intent in writing to deny the issuance of the Site Plan Approval; or (ii) Purchaser deems, in its commercially reasonable judgment, that Seller will not be successful in obtaining the Site Plan Approval, or (iii) Purchaser deems, in its commercially reasonable judgment, that the conditions that will be required in connection with the Site Plan Approval would render the purchase of the Property not economically feasible, then, in each case, Purchaser may terminate this Agreement upon written notice to Seller, whereupon the Deposit shall be returned to Purchaser, and the parties hereto shall have no further rights or obligations hereunder except for those rights and obligations which specifically survive termination hereunder.

16. **Survival**.   The representations, warranties and covenants in this Agreement shall survive settlement and delivery of the Act of Sale for a period of one (1) year and shall not be merged therein; in the event of a breach by Seller of a representation, warranty, covenant or agreement under this Agreement, Seller's liability for such breach shall survive only for claims asserted by Purchaser against Seller prior to the expiration of one (1) year from the Closing Date and after such one (1) year period, said representations, warranties, covenants and agreements shall be extinguished and of no further force and effect with respect to any claims not asserted by Purchaser prior to the expiration of such period. The terms of this Section shall survive Closing and delivery of the Act of Sale.

17. **Assignment**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Purchaser shall have the right, with notice to Seller, to assign its right, title and interest in and to this Agreement to one or more assignees at any time before the Closing Date.   Such assignment and assumption shall release Purchaser from its obligations hereunder, whether accruing before or after the assignment, if such assignee assumes all of Purchaser's obligations hereunder, whether accruing before or after the assignment. Seller shall not have the right to assign its interest in this Agreement.

18. **Notices**. All notices, demands, requests or other communications required or permitted to be given under this Agreement must be delivered to the following addresses (a) personally, by hand delivery; (b) by Federal Express or a similar internationally recognized overnight courier service; or (c) by email. All such notices, demands, requests or other communications shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a business day or is required to be delivered on or before a specific day which is not a business day, the day of receipt or required delivery shall automatically be extended to the next business day: (i) if to Purchaser: c/o Lasso Partners Holdings LLC, 228 Park Avenue South, #33906, New York, NY 10003, Attn: Rohun Khanna and Eddie Baurer, emails: rohun@lasso.capital and eddie@lasso.capital, with a copy to: Lewis Goss, Esquire, ArentFox Schiff LLP, 1717 K Street, N.W., Washington, DC 20006, email: lewis.goss@afslaw.com; (ii) if to Seller: Christopher Sharplin, c/o Anvil Development LLC, 143 Ridgeway, Suite 330, Lafayette, LA 70502, email: cpsharplin@gmail.com, with a copy to R. J. Fonseca, Jr., Esquire, Standard Law, P.L.C., 921 Kaliste Saloom Road, Lafayette, LA 70508, email: rjf@standard-law.com. Notices shall be deemed given when received by the party to whom it is addressed, if delivered by overnight courier service or by hand or on the date the automatic acknowledgment indicates delivery was made to the party to whom it is addressed, if sent by email. Notices may be sent by the attorneys for the applicable party.

19. **Coronavirus – COVID-19 Pandemic Extensions**.   Seller and Purchaser acknowledge that the state where the Property is located (and the entire United States of America and the World) continue to be materially impacted by the Coronavirus COVID-19 pandemic which has resulted in

substantial and material delays to business including, but not limited to, the ability of Purchaser and Seller to obtain third-party reports, Site Plan Approval, and documentation (i.e., a Phase I environmental survey, title reports, land surveys, etc.) and which have the potential to impact Purchaser's and Seller's ability to (A) timely conduct its physical inspections and Site Plan Approval of the Property pursuant to Sections 4 and 15 of this Agreement by the Feasibility Date and/or (B) be in a position to close pursuant to Section 13 of this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser and Seller may extend the time periods of the foregoing or applicable deadlines related to each of the foregoing by thirty (30) calendar days in the event Purchaser or Seller experience delays in receipt of Site Plan Approval, surveying, environmental, engineering or geotechnical, approval, or title assessment of the Property as a direct result of the COVID-19 pandemic (which delay(s) and cause(s) thereof shall be substantiated by written or electronic records reflecting the cause of the delay and specific length of the delay resulting from the specific cause). The parties agree that Purchaser and Seller shall be entitled to obtain not more than two (2) thirty (30) days extensions of any time period or deadline due to the pandemic related conditions or delays affecting Purchaser or Seller in obtaining required information, approvals, and/or satisfying required conditions to the Closing.

20. **Miscellaneous.** This Agreement shall constitute the entire agreement between the parties, and no prior verbal or written agreement of understanding shall survive the execution of this Agreement. In the event of any amendment or modification of this Agreement, the amendment or modification shall be in writing signed by all the parties, or their agents, in order to be binding upon the parties.   This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic transmission (including .pdf by email), each of which will be deemed an original, but all of which together constitute one and the same instrument. Prior to execution of this Agreement, Seller has had an opportunity to review this Agreement, including the attachments or exhibits thereto, with legal counsel, accountants, and tax professionals of its own choosing. This Agreement shall be governed by, and construed under, the laws of the state in which the Property is situated. The parties hereto waive trial by jury in any action, proceeding or counterclaim brought by any party against any other party on any matter arising out of or in any way connected with this Agreement. All times, wherever specified herein for the performance by Seller or Purchaser of their respective obligations hereunder, are of the essence of this Agreement.

21. **Financing Contingency.** Purchaser shall have a period of time commencing on the Effective Date and expiring at 5:00 p.m. Eastern Time on the date that is thirty (30) days after the Feasibility Date (such date, as may be extended, the "<u>Financing Contingency Period</u>"), time being of the essence, to obtain a binding loan commitment letter from a lender with terms acceptable to Purchaser in its sole discretion. If, prior to the expiration of the Financing Contingency Period, Purchaser shall determine, in its sole and absolute discretion, that the financing terms are unacceptable for any reason or if Purchaser does not receive the loan commitment letter by such date, then Purchaser shall have the right to terminate this Agreement. If Purchaser desires not to terminate this Agreement pursuant to this Section, then Purchaser must provide written notice to Seller prior to or on the expiration date of the Financing Contingency Period that Purchaser elects to keep the Purchase Agreement in full force and effect (the "<u>Financing Notice</u>"). If Purchaser does not send such Financing Notice to Seller prior to the expiration of the Financing Contingency Period, then Purchaser shall be deemed to have elected to terminate this Agreement, and: (a) Purchaser shall

receive a full refund of the Deposit together with any interest earned thereon, and (b) except for the obligations that this Agreement expressly states survive termination, neither party shall have any further rights against the other.

22. **Project Development/Oversight**. Purchaser recognizes that Seller is a Louisiana Commercial General Contractor and familiar with the scope of work required to develop the Project contemplated by Purchaser. Purchaser acknowledges the benefits of engaging Seller's services to bid and provide oversight, coordination, supervision and management of the Project on behalf of Purchaser under such terms and conditions agreeable to both parties. However, neither party shall be bound or obligated by this Section 22.

23. **Escrow**.

    a. Interpleader. In the event of a dispute concerning the disposition of the Earnest Money or any amounts escrowed pursuant to this Agreement, Escrow Agent shall have the right at any time to deposit the Earnest Money or any amounts escrowed pursuant to this Agreement (as the case may be) with the clerk of the court having jurisdiction. Escrow Agent shall give written notice of such deposit to Seller and Purchaser. Upon such deposit, Escrow Agent shall be relieved and discharged of all further obligations and responsibilities hereunder.

    b. Escrow Agent as Stakeholder. The parties acknowledge that Escrow Agent is acting solely as a stakeholder at their request and for their convenience. Seller and Purchaser shall jointly and severally indemnify and hold Escrow Agent harmless from and against all costs, claims, and expenses, including reasonable attorneys' fees, incurred in connection with the performance of Escrow Agent's duties hereunder, except with respect to actions or omissions taken or suffered by Escrow Agent in bad faith, in willful disregard of this Agreement or involving gross negligence on the part of Escrow Agent.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

SELLER:



Christopher Patrick Sharplin, an individual

PURCHASER:

LASSO ACQUISITIONS LLC, a
Delaware limited liability company

By   _____
       Rohun Khanna
       Managing Member

CONSENT BY ESCROW AGENT

The undersigned hereby agrees to serve as the Escrow Agent under the foregoing and annexed Purchase Agreement and to perform all duties and obligations of the Escrow Agent under the provisions of the Purchase Agreement.

Dated this ____31st__ day of _____, 2022. August

KENSINGTON VANGUARD NATIONAL LAND
SERVICES, LLC

By: _____*Ilya Soybelman*_____ [SEAL]
Name: Ilya Soybelman
Title: Underwriter

LIST OF EXHIBITS

Exhibit A   Legal Description of the Property

Exhibit B   Seller Representations and Warranties

Exhibit C   List of Environmental Reports

Exhibit D   Contemplated Improvements

Exhibit E   List of Pending Litigation

EXHIBIT "A"

TRACT 1:

A certain tract or parcel of land situated in the North Half of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:

Commencing at the Northeast corner of Section 3, Township 17 North, Range 4 East, thence Westerly along the North line of Section 3 a distance of 2,989.81 feet to the West line of J.B. Hudson property; thence South 0 degrees 17 minutes 07 seconds East a distance of 1,878.50 feet to the Point of Beginning; thence continue South 0 degrees 17 minutes 07 seconds East a distance of· 600 feet; thence North 89 degrees 45 minutes East a distance of 1,050.06 feet; thence North 0 degrees 17 minutes 54 seconds West a distance of 600 feet; thence South 89. degrees 45 minutes West a distance of l,049.92 from the point of beginning: LESS AND EXCEPT a 30 foot wide strip off the West side of said property described for a parish road; said tract of land containing 14.05 acres of land, more or less.

TRACT 2:

A certain tract or parcel of land situated in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:

Commencing at the Northeast corner of the Southeast Quarter of Section 3; thence South 89 degrees 28 minutes 25 seconds West along the North line of the South Half of Section 3, Township 17 North, Range 4 East a distance of 2,616.40 feet to the Point of Beginning; thence continue South 89 degrees 28 minutes 25 seconds West a distance of 1,750.00 feet; thence South 0 degrees 42 minutes 35 seconds East a distance of 1,240.81 feet to the North right-of-way line of Parker Road, said point being in a curve, the radius of said curve being 1,920.55 feet; thence Southeasterly along curve to the left a distance of 425.08 feet along the North right-of-way line of Parker Road to point of tangency of said curve; thence North 88 degrees 17 minutes 25 seconds East along the North right-of-way line of Parker Road a distance of 1,002.89 feet; thence North 88 degrees 35 minutes 25 seconds East along the North right-of-way line of Parker Road a distance of 325.02 feet; thence North 0 degrees 42 minutes 35 seconds West a distance of 1,251.43 feet to the Point of Beginning.

> **LESS AND EXCEPT:** A certain tract of land situated in the Southwest Quarter of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:
>
> Commencing at a point where the North line of said Southwest Quarter of said Section 3 intersects the East right-of-way line of Garrett Road, which point is 5,111.37 feet Westerly along the North line of the South Half of said Section 3 from the Northeast corner of the Southeast Quarter of said Section 3; run thence Southerly along the East right-of-way line of Garrett Road a distance of 302.71 feet; thence turning a deflection angle of 93 degrees 07 minutes 34 seconds left, run Easterly a distance of 761.52 feet to the Point of Beginning; thence turning a deflection angle of 9 degrees 27 minutes 45 seconds left continue Easterly a distance of 304.14 feet; thence turning a deflection

angle of 9 degrees 27 minutes 45 seconds right continue Easterly a distance of 800.00 feet; thence turning a deflection angle of 90 degrees right run Southerly a distance of 812.83 feet; thence turning a deflection angle of 90 degrees right, run Westerly a distance of 1,100.00 feet; thence turning a deflection angle of 90 degrees right, run Northerly a distance of 762.83 feet to the Point of Beginning, containing 20.354 acres, more or less.

ALSO LESS AND EXCEPT: the following tract of land conveyed to Sammie Rodden, Inc., by deed in Conveyance Book 1411, page 15 of the Records of Ouachita Parish, Louisiana and being described as follows:

A certain lot or parcel of land containing 1.00 acres, more or less, lying in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:

Commence at the Northeast corner of the Southeast Quarter of Section 3, Township 17 North, Range 4 East, and run South 89 degrees 28 minutes 25 seconds West along the North side of said Southeast Quarter of said Section 3, for a distance of 2,616.40 feet, more or less; thence run South 00 degrees 42 minutes 35 seconds East for a distance of 1,251.43 feet to an iron pipe located on the North side of Parker Road, and being the Point of Beginning; thence from said Point of Beginning run South 88 degrees 35 minutes 25 seconds West along the North side of said Parker Road for a distance of 325.02 feet to a point which falls in a concrete street; thence run North 00 degrees 42 minutes 35 seconds West along said street for a distance of 134.02 feet to a point which also falls in said concrete street; thence run North 88 degrees 35 minutes 25 seconds East parallel with Parker Road for a distance of 325.02 feet to an iron pin; thence run South 00 degrees 42 minutes 35 seconds East for a distance of feet
to the Point of Beginning. ·

ALSO LESS AND EXCEPT: the following tract of land conveyed to the City of Monroe, Louisiana, by deed in Conveyance Book 1521 page 233 of the Records of Ouachita Parish, Louisiana and being described as follows:

A certain tract or parcel of land, situated in Section 3, Township 17 North, Range 4· East, Ouachita Parish, Louisiana, and being more particularly described as follows, towit:

Commencing at the Northeast corner of the Southeast Quarter of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, thence South 89 degrees 28 minutes 25 seconds West along the North line of the South Half of said Section 3 a distance of 2,616.40 feet to the Northeast corner of a 30.43 acre tract owned by Jerry Sharplin; thence continue South 89 degrees 28 minutes 25 seconds West a distance of73.88 feet to the Southwest corner of a i4.46 acre tract owned by Jerry Sharplin and being the Point of Beginning; thence South 0 degrees 14 minutes 52 seconds East a distance of 50.00 feet; thence South 89 degrees 28 minutes 25 seconds West a distance of 525.71 feet; thence South 0 degrees ·42 minutes 35 seconds East a distance of 1,162.12 feet;

thence North 88 degrees 17 minutes 25 seconds East a distance of 250.00 feet; thence South 0 degrees 42 minutes 35 seconds East a distance of 50.00 feet to the North right-of-way line of Parker Road; thence South 88 degrees 17 minutes 25 seconds West along the North right-of-way line of Parker Road a distance of 300.00 feet; thence North 0 degrees 42 minutes 35 seconds West a distance of 1,263.15 feet to the North line of said 30.43 acre tract owned by Jerry Sharplin; thence North 89 degrees 28 minutes 25 seconds East along the North line of said 30.43 acre tract owned by Jerry Sharplin a distance of 576.11 feet to the Point of Beginning, containing 2.34 acres, more or less.

ALSO LESS AND EXCEPT: the following tract of land conveyed to Sammie Rodden, Inc., by deed in Conveyance Book 1782, page 217 of the Records of Ouachita Parish, Louisiana and being described as follows:

A certain lot or parcel of land lying in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, containing 0.962 acres, more or less, and being more particularly described as follows:

Commence at the Northeast corner of the Southeast Quarter of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana; thence run South 89 degrees 28 minutes 25 seconds West along the North side of said Southeast Quarter, Section 3 for a called distance of 2,616.40 feet to a point marking the Northeast corner of property now owned by Goshen, Inc., as per deed of record in Conveyance Book 1437, page 490 of the Records of Ouachita Parish, Louisiana; thence run South 00 degrees 44 minutes 08 seconds East along the East side of said property for a distance of 1,117.44 feet_ to a one inch iron pipe found marking the Northeast corner of that certain parcel of land as described in deed of record in Conveyance Book 1411, page 15 of the Records of Ouachita Parish, Louisiana; thence run South 00 degrees 36 minutes 38 seconds East along the East side of said parcel of land for a distance of feet to a one inch rebar found marking the Southeast corner of said parcel; thence run South 88 degrees 34 minutes 41 seconds West along the South side of said parcel of land and being along the North right-of-way of Parker Road for a distance of 325.02 feet to .an "X'' found set in an existing concrete drive and marking the Southwest corner of said parcel of land and being the Point of Beginning; thence from said Point of Beginning run South 88 degrees 17 minutes 25 seconds West along the North right-of-way line of Parker Road for a distance of 25.04 feet to a 3/4" iron pipe found marking the most Southeasterly corner of that certain parcel of land as sold to the City of Monroe, Louisiana as per deed of record in Conveyance Book 1521, page 233 of the Records of Ouachita Parish, Louisiana; thence run North 00 degrees 43 minutes 19 seconds West along an Easterly side of said property for a distance of 50.00 feet to a 3/4" iron pipe; thence run South 88 degrees 17 minutes 25 seconds West along a Northerly side of said parcel of land for a distance of 250.00 feet to a 3/4" iron pipe; thence run North 00 degrees 43 minutes 19 seconds West along an Easterly side of said City of Monroe property for a distance of 148.00 feet to a 3/4" iron pipe; thence run North 88 degrees 17 minutes 25 seconds East for a distance of 275.04 feet to an "X" set in a concrete drive; thence run South 00 degrees 43 minutes 19 seconds East along said concrete drive for a distance of 198.00 feet to the Point of Beginning, and being subject to the right-of-way of all existing utilities of record or use and being further shown as Parcel "A" by a plat prepared by Mason Surveying, Inc., West Monroe, Louisiana.

Along with any and all predial servitude rights held by Goshen, Inc., affecting a strip of land 50 feet wide and 250 feet in length along the north line of Parker Road as granted to and/or reserved by Goshen, Inc., in that certain Cash Sale Deed recorded January 25, 1991 in Conveyance Book 1521,·Page 233 of the Records of Ouachita Parish, Louisiana. The grant of servitude rights herein by Goshen, Inc., is intended in no way to prejudice or diminish the rights of Goshen, Inc., in the area subject to that servitude, and the grant is made herein subject to the limits, conditions and restrictions contained in the referenced Cash Deed.

SUBJECT TO a reservation of a predial servitude of ingress and egress for utilities and vehicular traffic over and across a strip of land along the East boundary of the above described Parcel "A", said strip of land being confined to that portion of Parcel "A" lying within the area delineated as "Concrete Drive" on the plat of survey by Mason Surveying.

ALSO LESS AND EXCEPT: the following tract of land conveyed to Sammie Rodden, Inc., by deed in Conveyance Book 1782, page 221 of the Records of Ouachita Parish, Louisiana and being described as follows:

A certain lot or parcel of land containing 0.134 acres, more or less, lying in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:

Commence at the Northeast corner of the Southeast Quarter of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana; thence run South 89 degrees 28 minutes 25 seconds West along the North side of said Southeast Quarter, Section 3 for a called distance of 2,616.40 feet to a point marking the Northeast corner of property now owned by Goshen, Inc., as per deed of record in Conveyance Book 1437, page 490 of the Records of Ouachita Parish, Louisiana; thence run South 00 degrees 44 minutes 08 seconds East along the East si4e of said property for a distance of 1,117.44 feet to a 1" iron pipe found marking the Northeast corner of that certain parcel of land as described in deed of record in Conveyance Book 1411, page 15 of the Records of Ouachita Parish, Louisiana and being the Point of Beginning; thence from said Point of Beginning run South 88 degrees 34 minutes 52 seconds West along the North side of said parcel of land for a distance of 325.28 feet to an "X" found set in an existing concrete drive and marking the Northwest corner of said parcel of land; thence run North 00 degrees 43 minutes 19 seconds West along said concrete drive for a distance of 18.00 feet to an "X" set in said concrete drive; thence run North 88 degrees 34 minutes 52 seconds East parallel with the North side of said parcel of land, for a distance of 325.28 feet, thence run South 00 degrees 36 minutes 38 seconds East to the Point of Beginning, and being subject to the rights-of-way of all existing utilities of record or use and being further shown as Parcel "B" by a plat prepared by Mason Surveying, Inc., West Monroe, Louisiana.

SUBJECT TO a reservation of a predial servitude of ingress and egress for utilities and vehicular traffic over and across a strip of land along the West boundary of the above described Parcel "B", said strip of land being confined to that portion of Parcel "B" lying within the area delineated as "Concrete Drive" on the as plat of survey by Mason Surveying.

SUBJECT TO that Servitude in favor of the Ouachita Parish Policy Jury, dated February 5, 2001 and recorded at Conveyance Book 1820, page 257 of the Records of Ouachita Parish, Louisiana.

SUBJECT TO all recorded mineral sales, reservations, oil, gas and mineral leases, rights-of-way, servitudes and easements and all servitudes acquired by prescription or tacit dedication

TRACT 3:

A certain tract or parcel of land situated in Section 3, Township 17 North,' Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as follows:

Commencing at the Northeast corner of the Southeast Quarter of Section 3, thence Smith 89 degrees 28 minutes 25 seconds West along the North line of the South Half of Section 3, Township 17 North, Range 4 East a distance of 4,366.40 feet to the Point of Beginning; thence continue South 89 degrees 28 minutes 25 seconds West a distance of 450 feet; thence South 0 degrees 42 minutes 33 seconds East a distance of 200.05 feet; thence South 89 degrees 17 minutes 27 seconds West a distance of 302.32 feet to the East right of way line of Garrett Road; thence South 2 degrees 25 minutes 01 seconds West along the East right of way line of Garrett Road a distance of 822.31 feet to its intersection with the North right of way line of Parker Road; thence South 75 degrees 22 minutes 33 seconds East a distance of 626.44 feet along the North right of way line of Parker Road to point of curve of a curve to the left; the radius of said curve being 1,920.55 feet; thence in a Southeasterly direction along said curve to the left, also being the North right of way line of Parker Road a distance of 112.91 feet; thence North 0 degrees 42 minutes 35 seconds West a distance of 1,240.81 feet to the Point of Beginning.

> **LESS AND EXCEPT** a certain tract of land containing 1.00 acres, more or less, situated in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, and being more particularly described as comtilencing at the intersection of the Northerly right of way line of Parker Road with the Easterly right of way line of Garrett Road; thence Northerly along the East right of way line of Garrett Road a distance of 155.0 feet to the Point of Beginning; thence continue in a Northerly direction along the Easterly right of way line of said Garrett Road a distance of 144.0 feet; thence turning a deflection angle of 90 degrees 00 minute right, proceed in an Easterly direction a distance of 302.32 feet; thence turning a deflection angle of 90 degrees 00 minutes

right, proceed in a Southerly direction a distance of 144.0 feet; thence turning a, deflection angle of 90 degrees 00 minutes right, proceed in a Westerly direction a distance of 302.32 feet to the Point of Beginning, and being subject to all rights of way, easements and servitudes of record or of use affecting said property.

Being the same property acquired by Goshen, Inc., from Sandra L. Thompson Shaw Interiano, et al, by deed recorded October 11, 2013 at Conveyance Book 2349, page 494, Instrument Number 1638133 of the Records of Ouachita Parish, Louisiana.

TRACT 4:

A certain lot or parcel of land lying in Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana, containing 0.962 acres, more or less, and being more particularly described as follows, to-wit:

Commence at the Northeast corner of the Southeast Quarter of Section 3, Township 17 North, Range 4 East, Ouachita Parish, Louisiana; thence run South 89 degrees 28 minutes 25 seconds West along the North side of said Southeast Quarter, Section 3 for a called distance of 2,616.40 feet to a point marking the Northeast corner of property now owned by Goshen, Inc., as per deed of record in conveyance Book 1437, page 490 of the Records of Ouachita Parish, Louisiana; thence run South 00 degrees 44 minutes 08 seconds East along the East side of said property for a distance of 1,117.44 feet to a one inch iron pipe found marking the Northeast corner of that certain parcel of land as described in deed of record in Conveyance Book 1411, page 15 of the Records of Ouachita Parish, Louisiana; thence run South 00 degrees 36 minutes 38 seconds East along the East side of said parcel of land for a distance of 134.03 feet to a one inch rebar found marking the Southeast corner of said parcel; thence run South 88 degrees 34 minutes 41 seconds West along the South side of said parcel of land and being along the North right-of-way of Parker Road for a distance of 325.02 feet to an "X" found set in an existing concrete drive and marking the Southwest corner of said parcel of land and being the Point of Beginning; thence from said Point of Beginning run South 88 degrees 17 minutes 25 seconds West along e North right-of-way line of Parker Road for a distance of 25.04 feet to a 3/4" iron pipe found marking the most Southeasterly corner of that certain parcel of land as sold to the City of Monroe, Louisiana as per deed of record in Conveyance Book 1521, page 233 of the Records of Ouachita Parish, Louisiana; thence run North 00 degrees 43 minutes 19 seconds West along an Easterly side of said property for a distance of 50.00 feet to a 3/4" iron pipe; thence run South 88 degrees 17 minutes 25 seconds West along a Northerly side of said parcel of land for a distance of 250.00 feet to a 3/4" iron pipe; thence run North 00 degrees 43 minutes 19 seconds West along an Easterly side of said City of Monroe property for a distance of 148.00 feet to a 3/4" iron pipe; thence run North 88 degrees 17minutes 25 seconds East for a distance of 275.04 feet to an "X" set in a concrete drive; thence run South 00 degrees 43 minutes 19 seconds East along said concrete drive for a distance of 198.00 feet to the Point of Beginning, and being subject to the right-of-way of all existing utilities of record or use and being further shown as Parcel "A" by a plat prepared by Mason Surveying, Inc., West Monroe, Louisiana.

Along with any and all predial servitude rights held by Goshen, Inc., affecting a strip of land 50 feet wide and 250 feet in length along the north line of Parker Road as granted to and/or reserved by Goshen, Inc., in that certain Cash Sale Deed recorded January 25, 1991 in Conveyance Book 1521, Page 233 of the

Records of Ouachita Parish, Louisiana. The grant of servitude rights herein by Goshen, Inc., is intended· in no way to prejudice or diminish the rights of Goshen, Inc., in the area subject to that servitude, and the grant is made herein subject to the limits, conditions and restrictions contained in the referenced Cash Deed.

Together with a predial servitude of ingress and egress for utilities and vehicular traffic. over and across a strip of land along the East boundary of the above described Parcel "A", said strip of land being confined to that portion of Parcel "A" lying within the area delineated as "Concrete Drive" on the plat of survey by Mason Surveying.

Seller's Representation and Warranties

1. **Organization and Authorization**. Seller is an entity duly organized and in good standing in the state of its organization and is duly qualified to do business and in good standing in the state in which the Property is situated. The individual executing this Agreement on behalf of Seller is duly authorized to execute this Agreement on behalf of Seller. The execution and delivery of this Agreement and the performance of all obligations of Seller hereunder have been duly authorized by all entity action of Seller and no consents of any beneficial owners or any other persons are required that have not been obtained for the execution and delivery of this Agreement by Seller and the performance of all obligations of Seller hereunder.

2. **No Conflicting Agreements.** The transfer and delivery by Seller of the Property to Purchaser as provided hereunder and the performance by Seller of its obligations under this Agreement will not conflict with or result in the breach of any of the terms of any agreement or instrument to which Seller is a party or bound or constitute a default thereunder.

3. **FIRPTA.** Seller is not a "foreign person" within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2).

4. **Litigation.**   Except as set forth on Exhibit D attached hereto, there are no investigations, proceedings (including condemnation proceedings), actions, suits or claims pending against or affecting Seller or the Property or any part thereof nor has Seller received any notice, nor does it have any knowledge, that any such investigation, action, suit, proceeding or claim is threatened.

5. **Bankruptcy.** There is no bankruptcy, insolvency, rearrangement or similar action or proceeding, whether voluntary or involuntary, pending or, to the Seller's knowledge, threatened against Seller or, to the knowledge of Seller, pending against any tenant of the Property.

6. **Compliance with Laws; Environmental Matters.** There are no violations issued affecting the Property. Seller has complied with all applicable laws, ordinances, regulations, statutes and requirements of any governmental authority relating to the Property. Seller has delivered to Purchaser copies of all environmental reports, compliance certificates and studies in Seller's possession or control relating to the Property each of which is described on Exhibit C. To the best of Seller's knowledge, information and belief there are no Hazardous Materials stored on, incorporated into, located on, present in or used on the Property in violation of, and requiring remediation under, any laws, ordinances, statutes, codes, rules or regulations. For purposes of this Agreement, the term "Hazardous Materials" shall mean any substance which is or contains: (i) any "hazardous substance"

as now or hereafter defined in Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.) ("CERCLA") or any regulations promulgated under CERCLA; (ii) any "hazardous waste" as now or hereafter defined the Recourse Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.) ("RCRA") or regulations promulgated under RCRA; (iii) any substance regulated by the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq., (vi) the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 803 et seq.; (ix) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-To-Know Act of 1986, 42 U.S.C. § 11001 et seq.; or the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (to the extent it regulates exposure to Hazardous Substances), and similar state and local law, as amended from time to time, and all regulations, rules and guidance issued pursuant thereto); (iv) gasoline, diesel fuel or other petroleum hydrocarbons; (v) asbestos and asbestos containing materials, in any form, whether friable or non-friable; (vi) polychlorinated biphenyls; (vii) radon gas; and (viii) any additional substances or materials which are now or hereafter classified or considered to be hazardous or toxic under any laws, ordinances, statutes, codes, rules, regulations, agreements, judgments, orders and decrees now or hereafter enacted, promulgated, or amended, of the United States, the state, the county, the city or any other political subdivision in which the Property is located and any other political subdivision, agency or instrumentality exercising jurisdiction over the owner of the Property, the Property or the use of the Property relating to pollution, the protection or regulation of human health, natural resources or the environment, or the emission, discharge, release or threatened release of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or waste into the environment (including, without limitation, ambient air, surface water, ground water or land or soil). There are no underground storage tanks located on the Property.

7. **Leases; Contracts or Improvements**. There are no leases, licenses or other occupancy agreements in effect for any portion of the Property. As of the Closing Date, there will be no service or maintenance contracts in effect relating to the Property. There are no improvements on the Property.

8. **Unpaid Bills.** At closing there will be no contracts made by Seller for any improvements to the Property which have not been fulfilled or amounts owed for labor or materials furnished prior to closing which have not been paid for and there are (and on the Closing Date will be) no mechanic's liens or materialmen's liens (whether or not perfected) on or affecting the Property.

9. **Personalty.** Seller is the owner of such portion of the Personalty as constitutes tangible property, free and clear of all liens, claims and encumbrances.

10. **Title; Property.** Seller has good, marketable and indefeasible fee simple title to the Property, subject to no liens other than liens that will be released at Closing. The Property

AFDOCS:26011634.4

is a legally subdivided parcel and all parcels comprising the Property are contiguous to each other. The Property has pedestrian and vehicular direct street access from public roadways in such a manner as to allow the full use and operation of the Property. No easements, leases, or license agreements are or will be required by the owner of the Property for such street access or in connection with any utilities. At Closing, the Property shall have the requisite sewer, water and electricity connections required, in Purchaser's discretion, in order to operate the Property in accordance with the Contemplated Improvements.

11. **Special Assessments**. Seller has received no notice of any special assessments affecting the Property or any portion thereof.

12. **No Broker**. Seller has not engaged or has been consulted by any broker, finder, or agent that may be entitled to fees or commission in connection with the transactions contemplated by this Agreement for which Seller could become liable or obligated. Seller shall indemnify and hold Purchaser harmless from any claims of any brokers or agents for fees or commissions arising out of this transaction attributable to a breach by Seller of this representation.

EXHIBIT C

List of Environmental Reports

NONE

AFDOCS:26011634.4

EXHIBIT D

Contemplated Improvements


S. E. Huey Co.
Engineering • Architecture • Surveying
Goshen Gardens
Garrett Road
Monroe, Louisiana
PRELIMINARY SITE PLAN (OPTION 2)
C1b
OPTION 2 - SUMMARY
LEGEND
PRELIMINARY
PRELIMINARY SITE PLAN - OPTION 2

AFDOCS:26011634.4



LAKE

WOOLSEY ROAD

SITE PLAN

S. E. Huey Co.
Engineering • Architecture • Surveying
1111 N. 19th ST MONROE, LA 71201 PH:318-225-1391

GARRETT ROAD MANUFACTURED
HOME SUBDIVISION
MONROE, LOUISIANA

SITE
PLAN

C1

AFDOCS:26011634.4

D-2

EXHIBIT E

Pending Litigation

NONE

E-1

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment") is made as of the 31st day of October, 2022 (the "Effective Date") by and between **Lasso Acquisitions LLC**, a Delaware limited liability company, and/or its assigns/nominee ("Purchaser"); and **Christopher Patrick Sharplin,** individually ("Seller").

RECITALS:

A. Seller and Purchaser entered into that certain Purchase and Sale Agreement dated as of August 31, 2022 (the "**Purchase Agreement**") pursuant to which Seller agreed to sell to Purchaser, and Purchaser agreed to buy from Seller, the Property.

B. Purchaser and Seller now desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. All capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Purchase Agreement.

2. Inspection Period. The Feasibility Date is hereby extended until 5:00 p.m. Eastern Time on that date that is sixty (60) days after Seller's receipt of the Site Plan Approval.

3. Site Plan Application. The second sentence of Section 15(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following new second sentence in lieu thereof:

> "As consideration for Purchaser entering into this Agreement, Seller hereby covenants and agrees to seek future site development plan and zoning approval for the Contemplated Improvements and to submit to the Authorities a site development plan application, any and all zoning modifications (if required) and any and all site development permit(s) to allow for the construction, completion, use and operation of the Contemplated Improvements on the Property (collectively, the "Application")."

4. Site Plan Approval. The first sentence of Section 15(b) of the Agreement is hereby deleted in its entirety. The second sentence of Section 15(b) of the Agreement is hereby deleted in its entirety and replaced with the following new second sentence in lieu thereof:

> "For the purposes of this Agreement, the term "Site Plan Approval" shall mean the final and non-appealable approval by the Authorities of Seller's Application, any and all site development permit(s), any and all zoning modifications, if required, and any and all other governmental approvals, licenses and permits in connection with the foregoing (including any and all governmental extensions

having expired), with all appeal periods as provided by law having expired without an appeal or suit having been filed (or if filed, with such suit or appeal having been dismissed or resolved finally and conclusively in favor of such Site Plan Approval)."

5.   <u>Closing Date</u>. The Closing Date is hereby extended to 3:00 p.m. Eastern Time on the date that is thirty (30) days after the date the Financing Notice is delivered to Seller.

6.   <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts constitute one agreement. To facility execution of this Amendment, the parties may execute and exchange facsimile, electronic mail (including but not limited to DocuSign) or portable document format of the signature pages which counterparts shall be binding as original signature pages.

7.   <u>Entire Agreement</u>. The Purchase Agreement, together with this Amendment, embodies the entire understanding between Purchaser and Seller with respect to its subject matter and can be changed only by an instrument in writing signed by Purchaser and Seller.

8.   <u>Force and Effect</u>. Except as modified by this Amendment, the Purchase Agreement shall otherwise be unchanged, shall remain in full force and effect and is hereby ratified and confirmed in all respects.

[Remainder of Page Left Intentionally Blank]

[Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of the Effective Date.

SELLER:



Christopher Patrick Sharplin, an individual

PURCHASER:

LASSO ACQUISITIONS LLC,
a Delaware limited liability company

_____ By:

Name: Rohun Khanna

      Managing Member

Title: